UNITED STATES OF AMERICA BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION File No. 812-[     ]

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”)

for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from sections

17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

ALPS ETMF Trust,

ALPS Advisors, Inc.,

ALPS Distributors, Inc.

ALPS Portfolio Solutions Distributor, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

Please send all communications regarding this Application to:

Abigail J. Murray, Esq.

ALPS Fund Services, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

With a copy to:

Richard F. Morris, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Page 1 of 14 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on July 21, 2015

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of ALPS ETMF Trust ALPS Advisors, Inc. ALPS Distributors, Inc. ALPS Portfolio Solutions Distributor, Inc. File No. 812-[ ]

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.

SUMMARY OF APPLICATION

In this application, ALPS ETMF Trust (“Trust”), ALPS Advisors, Inc. (“Adviser”), ALPS Distributors, Inc., and ALPS Portfolio Solutions Distributor, Inc. (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act (“Order”).  Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of exchange-traded managed funds (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the exchange-traded managed fund listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an exchange-traded managed fund as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

1

Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (November 6, 2014) (notice) and 31361 (December 2, 2014) (order).

2

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

II.

APPLICANTS

A.

The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of multiple series operating as exchange-traded managed funds. The Trust will be registered with the Commission as an open-end management investment company under the Act.  Each Fund’s portfolio positions will consist of securities and other assets selected and managed by its Adviser or Subadviser (as defined below) to pursue the Fund’s investment objective.  In all cases, a Fund’s investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder.  If a Fund operates as a feeder fund in a master-feeder structure, its investments will be made through the associated master fund.

B.

The Adviser

The Adviser will be the investment adviser to the Initial Fund.  The Adviser is a Colorado corporation with its principal place of business in Denver, Colorado. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser has entered into, or anticipates entering into, a licensing agreement with Eaton Vance Management, or an affiliate thereof, in order to offer exchange-traded managed funds.3

Subject to the oversight and authority of the Fund’s board of trustees, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services).  The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”).  Any Subadviser will be registered under the Advisers Act unless not subject to such registration.

C.

The Distributor

ALPS Portfolio Solutions Distributor, Inc. is Colorado corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of shares of the Funds (“Shares”).  Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser, including ALPS Distributors, Inc., a Colorado corporation.  Any distributor will comply with the terms and conditions of this application.  The Distributor will distribute Shares on an agency basis.

3

Aspects of the Funds’ proposed method of operation are described in one or more of U.S. Patent Nos. 7,444,300, 7,496,531, 7,689,501, 8,131,621, 8,306,901, 8,332,307, 8,452,682, 8,577,877 and 8,655,765 and in pending patent applications.

III.

REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order.  For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•

With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•

With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.

NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.

PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act.  Applicants have attached the required verifications to the application.  In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

ALPS ETMF Trust

By:

/s/Edmund J. Burke

Name:

Edmund J. Burke

Title:

Trustee and President

ALPS Advisors, Inc.

By:

/s/ Thomas A. Carter

Name:

Thomas A. Carter

Title:

Director and President

ALPS Distributors, Inc.

By:

/s/ Thomas A. Carter

Name:

Thomas A. Carter

Title:

Director and Executive Vice President

ALPS Portfolio Solutions Distributor, Inc.

By:

/s/ Thomas A. Carter

Name:

Thomas A. Carter

Title:

Director and President

AUTHORIZATIONS

Authorization of

ALPS ETMF Trust

In accordance with Rule 0-2(c) under the Act, Edmund J. Burke, in his capacity as President of the ALPS ETMF Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as President of the Trust.

ALPS ETMF Trust

July 21, 2015

By:

/s/ Edmund J. Burke

Name:

Edmund J. Burke

Title:

Trustee and President

Authorization of

ALPS Advisors, Inc.

In accordance with Rule 0-2(c) under the Act, Thomas A. Carter states that all actions necessary to authorize the execution and filing of this Application by ALPS Advisors, Inc. have been taken, and that as Director and President thereof, he is authorized to execute and file the same on behalf of ALPS Advisors, Inc.

ALPS Advisors, Inc.

July 21, 2015

By:

/s/ Thomas A. Carter

Name:

Thomas A. Carter

Title:

Director and President

Authorization of

ALPS Distributors, Inc.

In accordance with Rule 0-2(c) under the Act, Thomas A. Carter states that all actions necessary to authorize the execution and filing of this Application by ALPS Distributors, Inc. have been taken, and that as Director and Executive Vice President thereof, he is authorized to execute and file the same on behalf of ALPS Distributors, Inc.

ALPS Distributors, Inc.

July 21, 2015

By:

/s/ Thomas A. Carter

Name:

Thomas A. Carter

Title:

Director and Executive Vice President

Authorization of

ALPS Portfolio Solutions Distributor, Inc.

In accordance with Rule 0-2(c) under the Act, Thomas A. Carter states that all actions necessary to authorize the execution and filing of this Application by ALPS Portfolio Solutions Distributor, Inc. have been taken, and that as Director and President thereof, he is authorized to execute and file the same on behalf of ALPS Portfolio Solutions Distributor, Inc.

ALPS Portfolio Solutions Distributor, Inc.

July 21, 2015

By:

/s/ Thomas A. Carter

Name:

Thomas A. Carter

Title:

Director and President

VERIFICATIONS

Verification of

ALPS ETMF Trust

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of ALPS ETMF Trust, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS ETMF Trust

July 21, 2015

By:

/s/ Edmund J. Burke

Name:

Edmund J. Burke

Title:

Trustee and President

Verification of

ALPS Advisors, Inc.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of ALPS Advisors, Inc., that he is the Director and President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS Advisors, Inc.

July 21, 2015

By:

/s/ Thomas A. Carter

Name:

Thomas A. Carter

Title:

Director and President

Verification of

ALPS Distributors, Inc.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of ALPS Distributors, Inc., that he is the Director and Executive Vice President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS Distributors, Inc.

July 21, 2015

By:

/s/ Thomas A. Carter

Name:

Thomas A. Carter

Title:

Director and Executive Vice President

Verification of

ALPS Portfolio Solutions Distributor, Inc.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of ALPS Portfolio Solutions Distributor, Inc., that he is the Director and President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS Portfolio Solutions Distributor, Inc.

July 21, 2015

By:

/s/ Thomas A. Carter

Name:

Thomas A. Carter

Title:

Director and President

Exhibit A

Resolutions of ALPS ETMF Trust

RESOLVED:

That ALPS ETMF Trust be, and it hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission (“SEC”) an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED:

That ALPS ETMF Trust hereby ratifies any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to Section 6(c) of the Act, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED:	That ALPS ETMF Trust be, and it hereby is, authorized to take any and all other actions as are reasonable or necessary to obtain the Order; and it is further

RESOLVED:

That the officers of ALPS ETMF Trust be, and they hereby are, authorized and directed, with the assistance of legal counsel, in the name of and on behalf of the ALPS ETMF Trust to prepare, execute and file with the SEC under the Act, one or more applications for orders of exemption or approval and to prepare, execute and make any and all filings, requests for interpretation or no-action relief or exemption from or under the statutes and regulations of the United States of America and such other jurisdictions as such officers determine to be necessary or appropriate with respect to the Trust; and it is further

RESOLVED:

That each officer of the ALPS ETMF Trust be, and he/she hereby is, authorized and directed on behalf of the ALPS ETMF Trust to take any and all actions deemed necessary or appropriate or desirable, in their judgment or upon advice of counsel, to carry out the foregoing resolutions.

Resolutions of ALPS Advisors, Inc.

RESOLVED:

That ALPS Advisors, Inc. be, and it hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission (“SEC”) an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED:

That ALPS Advisors, Inc. hereby ratifies any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to Section 6(c) of the Act, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED:	That ALPS Advisors, Inc. be, and it hereby is, authorized to take any and all other actions as are reasonable or necessary to obtain the Order; and it is further

RESOLVED:

That the officers of ALPS Advisors, Inc. be, and they hereby are, authorized and directed, with the assistance of legal counsel, in the name of and on behalf of ALPS Advisors, Inc. to prepare, execute and file with the SEC under the Act, one or more applications for orders of exemption or approval and to prepare, execute and make any and all filings, requests for interpretation or no-action relief or exemption from or under the statutes and regulations of the United States of America and such other jurisdictions as such officers determine to be necessary or appropriate with respect to ALPS Advisors, Inc.; and it is further

RESOLVED:

That each officer of ALPS Advisors, Inc. be, and he/she hereby is, authorized and directed on behalf of ALPS Advisors, Inc. to take any and all actions deemed necessary or appropriate or desirable, in their judgment or upon advice of counsel, to carry out the foregoing resolutions.

Resolutions of ALPS Distributors, Inc.

RESOLVED:

That ALPS Distributors, Inc. be, and it hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission (“SEC”) an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED:

That ALPS Distributors, Inc. hereby ratifies any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to Section 6(c) of the Act, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED:	That ALPS Distributors, Inc. be, and it hereby is, authorized to take any and all other actions as are reasonable or necessary to obtain the Order; and it is further

RESOLVED:

That the officers of ALPS Distributors, Inc. be, and they hereby are, authorized and directed, with the assistance of legal counsel, in the name of and on behalf of ALPS Distributors, Inc. to prepare, execute and file with the SEC under the Act, one or more applications for orders of exemption or approval and to prepare, execute and make any and all filings, requests for interpretation or no-action relief or exemption from or under the statutes and regulations of the United States of America and such other jurisdictions as such officers determine to be necessary or appropriate with respect to ALPS Distributors, Inc.; and it is further

RESOLVED:

That each officer of ALPS Distributors, Inc. be, and he/she hereby is, authorized and directed on behalf of ALPS Distributors, Inc. to take any and all actions deemed necessary or appropriate or desirable, in their judgment or upon advice of counsel, to carry out the foregoing resolutions.

Resolutions of ALPS Portfolio Solutions Distributor, Inc.

RESOLVED:

That ALPS Portfolio Solutions Distributor, Inc. be, and it hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission (“SEC) an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED:

That ALPS Portfolio Solutions Distributor, Inc. hereby ratifies any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to Section 6(c) of the Act, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED:	That ALPS Portfolio Solutions Distributor, Inc. be, and it hereby is, authorized to take any and all other actions as are reasonable or necessary to obtain the Order; and it is further

RESOLVED:

That the officers of ALPS Portfolio Solutions Distributor, Inc. be, and they hereby are, authorized and directed, with the assistance of legal counsel, in the name of and on behalf of ALPS Portfolio Solutions Distributor, Inc. to prepare, execute and file with the SEC under the Act, one or more applications for orders of exemption or approval and to prepare, execute and make any and all filings, requests for interpretation or no-action relief or exemption from or under the statutes and regulations of the United States of America and such other jurisdictions as such officers determine to be necessary or appropriate with respect to ALPS Portfolio Solutions Distributor, Inc.; and it is further

RESOLVED:

That each officer of ALPS Portfolio Solutions Distributor, Inc. be, and he/she hereby is, authorized and directed on behalf of ALPS Portfolio Solutions Distributor, Inc. to take any and all actions deemed necessary or appropriate or desirable, in their judgment or upon advice of counsel, to carry out the foregoing resolutions.

APPENDIX A

Listing and Brief Description of the Initial Fund

ALPS Red Rocks Listed Private Equity NextShares Fund.  Normally the Fund invests in securities of U.S. and non-U.S. companies listed on a national securities exchange, or foreign equivalent, that have a majority of their assets invested in or exposed to private companies or have as their stated intention to have a majority of their assets invested in or exposed to private companies.